245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 25, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737 Fidelity High Income Fund Fidelity New Markets Income Fund (the fund(s)) Post-Effective Amendment No. 153

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 153 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Fidelity Advisor High Income Fund: Class A, Fidelity Advisor High Income Fund: Class M, Fidelity Advisor High Income Fund: Class C, Fidelity Advisor High Income Fund: Class I, Fidelity Advisor High Income Fund: Class Z for Fidelity High Income Fund and Fidelity Advisor New Markets Income Fund: Class A, Fidelity Advisor New Markets Income Fund: Class M, Fidelity Advisor New Markets Income Fund: Class C, Fidelity Advisor New Markets Income Fund: Class I, Fidelity Advisor New Markets Income Fund:  Class Z for Fidelity New Markets Income Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of November 24, 2018.  We request your comments by October 25, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group